United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On July 25, 2012, at 9:30 am, Messrs. Ricardo José da Costa Flores — Chairman, Renato da Cruz Gomes, Robson Rocha, José Mauro Mettrau Carneiro da Cunha and Paulo Soares de Souza, the alternates Messrs. Luiz Maurício Leuzinger, Hajime Tonoki, Eduardo de Oliveira Rodrigues Filho and Paulo Sergio Moreira da Fonseca, and also Mr. Clovis Torres as a secretary, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, RJ. The director Mr. Nelson Henrique Barbosa Filho, also attended the meeting by teleconference. Therefore, the Board of Directors has unanimously resolved upon the following: “APPOINTMENT OF EXECUTIVE AND INVESTOR RELATIONS OFFICER — ... Considering that Mr. TITO BOTELHO MARTINS JUNIOR presented, in July 23, 2012, a dismissal request to his position as of July 31, 2012, the Board of Directors resolved, upon the Chief Executive Officer nomination under §1º of article 26 of the By-Laws, to appoint Mr. LUCIANO SIANI PIRES, Brazilian, married, mechanical engineer, bearer of the identity card number 07670915-3 issued by IFP/RJ, enrolled within the General Taxpayers’ Register of the Ministry of Finance (CPF/MF) under number nº 013.907.897-56, with business address at 26 Graça Aranha Avenue, 18º floor, at the City of Rio de Janeiro, RJ, as Chief Financial Officer and Executive Officer responsible Procurement and Shared Services, whose term shall last from August 01, 2012 until May 25, 2013. Furthermore, pursuant to item III, of article 14 of the By-laws, the Board of Directors resolved that Mr. LUCIANO SIANI PIRES shall also hold the position of Investor Relations Officer. The new Executive Officer appointed herein has declared that is free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976). The Board of Directors expressed its gratitude to Mr. Tito Botelho Martins Junior, recognizing his estimable dedication and valuable contribution to the success of the Company.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.”

Rio de Janeiro, July 25, 2012.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: July 25, 2012		Roberto Castello Branco
Director of Investor Relations